UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Corindus Vascular Robotics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

218730109

(CUSIP Number)

John F. Brown
Hudson Executive Capital LP
1185 Avenue of the Americas, 32nd Floor
New York, NY 10036

With a copy to:

David A. Vaughan
Dechert LLP
1900 K Street, N.W.,
Washington D.C. 20006

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Hudson Executive Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,336,154

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,336,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,336,154

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

1 The percentage calculations herein are based upon an aggregate of 186,966,567 shares of common stock, par value $0.0001 per share (“Shares”) of Corindus Vascular Robotics, Inc. (the “Issuer”) outstanding upon closing of the private placement described below in this Schedule 13D, which is the sum of (a) 67,941,346 Shares being issued in such private placement (as described in the Issuer’s 8-K filed on March 1, 2017) and (b) 119,025,221 Shares outstanding as of November 4, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2016.

1	NAMES OF REPORTING PERSONS
Douglas L. Braunstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,336,154

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,336,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,336,154

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 The percentage calculations herein are based upon an aggregate of 186,966,567 shares of common stock, par value $0.0001 per share (“Shares”) of Corindus Vascular Robotics, Inc. (the “Issuer”) outstanding upon closing of the private placement described below in this Schedule 13D, which is the sum of (a) 67,941,346 Shares being issued in such private placement (as described in the Issuer’s 8-K filed on March 1, 2017) and (b) 119,025,221 Shares outstanding as of November 4, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2016.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Corindus Vascular Robotics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 309 Waverley Oaks Road, Suite 105, Waltham, MA 02452.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), and Douglas L. Braunstein (together, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is c/o Hudson Executive Capital LP, 1185 Avenue of the Americas, 32nd Floor, New York, NY 10036.

(c) Hudson Executive’s principal business is to serve as investment advisor to certain affiliated investment funds (collectively, the “HEC Funds”). The principal occupation of Mr. Braunstein is to serve as the Managing Partner of Hudson Executive and the Managing Member of HEC Management GP LLC, a Delaware limited liability company (“Management GP”), which is Hudson Executive’s general partner and also the manager of various other Hudson Executive affiliated entities.

(d) Neither of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Hudson Executive is a Delaware limited partnership.  Mr. Braunstein is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Items 4, 5 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

The participating HEC Funds will use their working capital to purchase the 11,336,154 Shares reported herein (the “Subject Shares”), in the private placement described in Items 5 and 6 of this Schedule 13D.  The total purchase price for the Subject Shares is $7,500,000.

The Reporting Persons may effect purchases of the Subject Shares through margin accounts maintained for the HEC Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Subject to certain restrictions imposed by U.S. securities laws and regulations, the Securities Purchase Agreement (as defined in Item 6), including without limitation Sections 4.2 and 4.8 thereof, or the Registration Rights Agreement (as defined in Item 6), positions in the Subject Shares may now or in the future be held in margin accounts and/or be pledged as collateral security for the repayment of debit balances in such accounts.

ITEM 4. PURPOSE OF TRANSACTION

The responses to Items 3, 5 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

The Reporting Persons acquired beneficial ownership in the Subject Shares in the belief that the Shares are undervalued and are an attractive investment.

Certain of the Reporting Persons have had and may continue to have discussions with the Issuer’s management and members of the board of directors of the Issuer (the “Board”) to discuss the Issuer’s business, strategies and corporate governance.  The Reporting Persons have found their conversations to date with the Board and management to be constructive, and may seek to have additional conversations with the management, Board, stockholders of the Issuer, and other persons to discuss the Issuer’s business, strategies, corporate governance and other matters related to the Issuer.  The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Shares or other securities of the Issuer (collectively, “Securities”), in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, in each case subject to any restrictions imposed by U.S. securities laws and regulations, the Securities Purchase Agreement or the Registration Rights Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The responses to Items 3, 4 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

(a) and (b)  As described in Item 6 of this Schedule 13D, on February 28, 2017, the Reporting Persons caused the participating HEC Funds to enter into the Securities Purchase Agreement and agree to purchase the 11,336,154 Subject Shares pursuant thereto.  As a result, the Reporting Persons may be deemed to have beneficial ownership of the Subject Shares as of February 28, 2017, including the shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, the Subject Shares.  Upon closing of the HEC Funds' acquisition of the Subject Shares, the Reporting Persons expect to beneficially own approximately 6.1% of the Issuer’s outstanding Shares.3

(c) No transactions in the Shares or related options were effected during the past 60 days by or on behalf of any Reporting Person, except as described in Items 3, 5 and 6 of this Schedule 13D.

(d) The participating HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.  No other person is known to the Reporting Persons to have the right to receive dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

3  The percentage calculations herein are based upon an aggregate of 186,966,567 Shares, which is the sum of (a) 67,941,346 Shares being issued in the private placement (as described in the Issuer’s 8-K filed on March 1, 2017) and (b) 119,025,221 Shares outstanding as of November 4, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2016.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 3, 4 and 5 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

On February 28, 2017, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) for a private placement (the “Placement”) to a select group of existing and new investors (the “Investors”), including the participating HEC Funds.  The Placement consists of the sale to the Investors of an aggregate of 67,941,346 Shares, at a price of $0.6616 per share, which was the closing price of the Shares on the NYSE MKT immediately before entering in the Securities Purchase Agreement, for gross proceeds of approximately $45 million, before deducting offering expenses.  The closing of the Placement is expected to take place on or about March 15, 2017, subject to customary closing conditions.  The Reporting Persons caused the participating HEC Funds to enter into the Securities Purchase Agreement and agree to purchase the 11,336,154 Subject Shares pursuant thereto.

In connection with the Placement, the Issuer also agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, to be effective as of the closing of the Placement, requiring the Issuer to register the resale of the Shares.  Under the Registration Rights Agreement, the Issuer will be required to prepare and file a registration statement with the Securities and Exchange Commission within 45 days of the closing of the Placement, and to use commercially reasonable efforts to have the registration statement declared effective within 90 days if there is no review by the Securities and Exchange Commission, and within 120 days in the event of such review.

The Shares were offered and will be issued and sold in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), set forth under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act, relating to sales by an issuer not involving any public offering and in reliance on similar exemptions under applicable state laws.

The above description of the material terms of the Placement is qualified in its entirety by reference to the Securities Purchase Agreement which was filed as Exhibit 10.1 to the Issuer’s March 1, 2017 Schedule 8-K and is hereby incorporated by reference.

Except as described above or otherwise herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement of the Reporting Persons
Exhibit 2	Power of attorney dated January 15, 2016 by Douglas L. Braunstein
Exhibit 3
Securities Purchase Agreement, dated February 28, 2017, by and among the Issuer and the Investors named therein which was filed as Exhibit 10.1 to the Issuer’s March 1, 2017 Schedule 8-K and is hereby incorporated by reference.

Exhibit 4	Form of Registration Rights Agreement (incorporated by reference to Exhibit B to the Securities Purchase Agreement).

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 2017

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP LLC, its general partner

By: /s/ Douglas L. Braunstein*
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By: /s/ Douglas L. Braunstein*
Douglas L. Braunstein

* by John F. Brown, attorney-in-fact

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated:  March 10, 2017

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP LLC, its general partner

By: /s/ Douglas L. Braunstein*
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By: /s/ Douglas L. Braunstein*
Douglas L. Braunstein

* by John F. Brown, attorney-in-fact

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, DOUGLAS L. BRAUNSTEIN, hereby make, constitute and appoint each of JOHN F. BROWN and MICHAEL G. STELLWAGEN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Partner of, member of or in other capacities with Hudson Executive Capital LP (“Hudson Executive”) and each of its affiliates or entities advised by me or Hudson Executive, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of Hudson Executive or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 15, 2016.

DOUGLAS L. BRAUNSTEIN

By: /s/ Douglas L. Braunstein*
Douglas L. Braunstein